UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Change of Independent Registered Public Accounting Firm

Basel Medical Group Ltd, a British Virgin Islands business company (Nasdaq: BMGL) (the “Company”), has appointed NLA DFK Assurance PAC (“NLA DFK”) as its independent registered public accounting firm, effective on June 30, 2025. The appointment of NLA DFK was made after a careful evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company. NLA DFK is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ended June 30, 2025, and review the consolidated financial statements of the Company for the six months ending December 31, 2025.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of NLA DFK, neither the Company nor anyone on its behalf has consulted with NLA DFK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by NLA DFK which NLA DFK concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The audit committee and the board of directors of the Company has also approved the dismissal of Onestop Assurance PAC as the independent accountant of the Company. The audit report of Onestop Assurance PAC on the consolidated financial statements of the Company dated November 4, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended June 30, 2023 and 2024, and the subsequent interim period through June 30, 2025, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Onestop Assurance PAC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop Assurance PAC, would have caused Onestop Assurance PAC to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided Onestop Assurance PAC with a copy of the disclosures it is making in this report on Form 6-K and requested that Onestop Assurance PAC furnish a letter addressed to the SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of such letter from Onestop Assurance PAC is appended to this current report as Exhibit 99.1.

The Company intends to use this current report on Form 6-K and the accompanying exhibit] to satisfy its reporting obligations under Item 16F(a) of its annual report on Form 20-F for the year ending June 30, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F.

Exhibit Index

Exhibit No.	Description
99.1	Letter from Onestop Assurance PAC dated July 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: July 1, 2025